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 # Cluster

A highly inclusive & influential platform for social good, uniting brands, creators and individuals to make positive changes within their communities and the world. Our cutting-edge mobile tools make it easy to recruit, manage and centralize social causes and events across all social platforms.



⊙ Los Angeles, CA   ⧉ Website



Progress

0%

Amount raised
$0

Funded
0.0%

From
0 investors

Closing Date
Nov 17, 2021

[1-Click Invest]

Offering Terms

Funding Goal
$50,000 - $250,000

Security Type
SAFE

Min Investment
$10.00

Max Investment
$50,000.00

Discount
20%

Closing Date
Nov 17, 2021 6:00 PM

[Company Filings]

Documents
Form C
Term Sheet
Historical Financials
Financial Attestation
Formation Documents
Projected Financials
Pitch Deck

Summary

- Already secured $800,000 in funding in a separate round
- Selected as a finalist in the Silicon Beach Startup of the Year 2021 Award!
- Working with strategic partners like The American Red Cross, Conde Nast, Endeavor, Volunteer Match, NBA Legends & many more
- More than 7,000 events created in the app by users since our 2021 launch. User base and engagement growing daily.

Problem

Giving back should be easier

If you want to give back today, where do you start? If you're in need, where can you reach out for help? And if you have a cause that matters to you, how can you get the word out scalably?

While volunteerism is deeply ingrained in our culture, it usually isn't easy to find interesting ways to help the causes you care about and get others involved so you can make a noticeable impact.

This need is becoming even more pressing with Millennials and Gen Zers who have an appetite for purpose and now make up almost half of the U.S. population.

- 70% of Millennials and Gen Zers believe they can create change
- 84% of Millennials donate every year and 43% volunteer their time
- There are an estimated 70M+ volunteers composed mostly of Millennials and Gen Zers.

What about brands that want to make a social impact -- and that are now expected to make a social impact? How do they align with causes in a scalable way, rather than one-off experiences that are incredibly time consuming and can be expensive.

Cluster was developed to solve these problems.

Source: The Street -- Why Millenials are more charitable, Millennial Impact Report and Huffpost.

Solution

Socializing Volunteerism

Cluster uses next-gen technology to make it easy for advocates and individuals to create, discover and join social impact causes. Those in need can easily create volunteer events that share across our community.

Our app makes it easy to share information about specific volunteer events across all social networks with one click. That means more people are able to do more good in their communities and the world.

We also enable brands to connect with consumers by sponsoring events digitally or in real life.



Product

A Revolutionary App



Individuals download the Cluster app for free and create a profile showing the causes they value. Nonprofits and other impact organizations also join and describe the ways they need help.

Our recommendation algorithm matches people with relevant impact events nearby. While traveling, users can find events in that area to help out at. They can see reviews and ratings from other volunteers and learn about experiences through featured stories and media.

With just a few clicks, users can share an event with like-minded people on Cluster and to their social networks off app allowing them to to scale impact experiences and connect with others in meaningful ways.

Additionally, users can track their impact and, with higher engagement, are rewarded with badges and other in-app recognition. This celebrates social good, while increasing app usage.

Our community also benefits from advocates who support causes in authentic ways and amplify events across social media to extend the reach.

Business Model

Advertising + Data

Our model brings Creators and Causes together through the Cluster platform to leverage media dollars to create positive change. This is realized through brand sponsorship of aligned In Real Life or Virtual events open to community participation. The Cluster platform allows users to generate content at and in promotion of these social impact focused events, which drives the media offering in a fun, gamified way.

Traction

Growth and Brands

The Cluster community is growing rapidly! Since launching just a few months ago, our user base has grown with more than 7,000 events created and shared from our platform!

Our first advertising client, Aspiration, successfully reached millions of viewers with their #PlantYourChange campaign, an effort to plant 100 million trees and remove millions of pounds of carbon dioxide from our air.

> *Environmental responsibility is at the core of Aspiration's identity, and CLUSTER provides a platform to engage influencers and change makers to share our offering authentically across social media.*
>
> - Andrei Cherny, CEO of Aspiration



Aspiration
Do Well. Do Good.

Conversations are ongoing with other brand partners like Dole, Samsung, Mercedes Benz and Prestige Brands, to name a few.

Cluster Investor Perks

Investment $25.00 -- Custom Badge

We are offering a custom badge that will be displayed on our platform to a select group of early investors. Cluster Badges are awarded in-app based on different participation and engagement (i.e., sharing to social, attending events, hosting events). *2143 available*

Investment $1,000.00 -- Amplification Package

Cluster will feature your non-profit or organization on our featured stories, podcast and network. *10 available*

Investment $25,000.00 -- Social Impact Celebrity 1-on-1

Enjoy a private Zoom meeting with one of our A-list Celebrities, Athletes or Influencers to talk about the causes that matter most to you, get to know our talent and see what happens. *2 available*

These perks apply to investments made during this Regulation Crowdfunding campaign and are available to the investors who qualify first.

Competition

Fills a void in the social impact space



cluster
Communal Activation
Educational Services
Experiential Services
Volunteer Marketplace
cluster fills a void in the social impact space
Financial Inclusion
Fundraising Platforms

Market

Socializing + Simplifying Volunteerism

"An estimated $1.2 Trillion opportunity exists for brands that make their sustainability credentials clear."
- Unilever Consumer Study
$65.8B
$24.7B
$2.2B
Total Addressable Market
Global Sponsorship Spend
Serviceable Addressable Market
US Sponsorship Spend
Target Market
US Cause Sponsorship Spend



  


Socializing Working Out


Streamlining Lodging


Content by Everyone


Socializing Pictures


Simplifying Conversations


Socializing + Simplifying Volunteerism

3

Company Vision

Our Mission

To be the most inclusive & influential platform for social good, uniting brands, advocates & individuals to create positive change within their communities and the world.

Press

Press & Partners

Cluster has been featured in Entrepreneur, Marketwatch, HerMoney, Cheddar, Yahoo! Finance and Hyper Magazine.



To extend our reach, we've also secured strategic partnerships with key organizations, including these and more:





VolunteerMatch is proud to be an official launch partner to CLUSTER and looks forward to working together to continue to inspire next-generation volunteers through meaningful technology experiences. ... At this unique time in our country's history, we could not be more in need of collaborative solutions that engage our young volunteers in the art of community service.

- Laura Plato, Chief Solutions Officer
  VolunteerMatch



Founders



While traveling abroad Cluster Founder, Celona, and his wife found themselves eager to find local volunteer activities happening around them but lacked a resource to locate these opportunities. That led to the idea of a mobile app that would easily allow them to connect with other like-minded activists and nearby volunteer opportunities. A chance to live like locals, learn from locals and give back to the communities and places contributing to their new memories.

Upon returning home, Celona combined his digital media experience with a savvy business team and award-winning creators and advocates to work on an app that would simplify volunteerism and turn everyone into their own changemaker.

Following extensive research, work, and development the Cluster app was completed during the time of a global pandemic, racial injustice at the forefront of the conversation and suffering climate change. Now more than ever individuals are craving change and have developed a newfound desire to give back to their communities.

Cluster is providing the platform to turn that change into action through authentic and impactful engagement. Now is your opportunity to join us on a journey to streamline and mobilize social impact around the world and let us help you scale the causes that matter most to you.



Invest in Cluster and help us do more good!

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